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                             September 21, 2022

       Shang Koo
       Chief Financial Officer
       Lanvin Group Holdings Ltd
       3701-02, Tower S2, Bund Finance Center
       600 Zhongshan Rd East No.2
       Shanghai, 200010, China

                                                        Re: Lanvin Group
Holdings Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed on September
9, 2022
                                                            File No. 333-266095

       Dear Mr. Koo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2022 letter.

       Amendment No. 2 to Form F-4 filed September 9, 2022

       General

   1. We note your response to our prior comment 1. Please revise the applicable disclosure on your cover page and
page 26 to ensure that the disclosure is consistent with the disclosure you provide on page
124.
       Certain Unaudited Lanvin Group Prospective Financial Information, page
150

   2. We note your response to our prior comment 3 and your amended disclosure on page 153 that the financial
projections of the potential new investments "were based on
                                                        management accounts and
projections provided by the sellers, as adjusted by Lanvin
 Shang Koo
Lanvin Group Holdings Ltd
September 21, 2022
Page 2
         Group based on its analysis and findings during the due diligence process." Please expand to describe what adjustments Lanvin Group made to the financial projections and the basis for such adjustments.
Comparative Share Information, page 263

3. We note your response to our prior comment 6. Please revise your table to include sufficient descriptions of the amounts, sources, and holders of securities that are both included and excluded from the table, including what scenarios the table assumes. In this regard, we note that the "Maximum Redemption Scenario" includes 19,452,157 shares redeemed of 45,000,000 shares outstanding, and that the Sponsor and Directors will hold
         8,830,000 PCAC Class B Ordinary Shares of 11,014,375 PCAC Class B Ordinary Shares
         held by the sponsor.
       You may contact Charles Eastman at (202) 551-3794 or Hugh West at (202) 551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Erin Purnell at (202) 551-3454 with any other questions.



FirstName LastNameShang Koo                                   Sincerely,
Comapany NameLanvin Group Holdings Ltd
                                                              Division of
Corporation Finance
September 21, 2022 Page 2                                     Office of
Manufacturing
FirstName LastName